# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CISO Global, Inc., CIK 0001777319
CUSIP: 15672X300
Title of class of securities: Series A Preferred
Address of issuer's principal executive offices: Deb Smith, 6900 E. Camelback Road, Suite 900, Scottsdale, Arizona (AZ), 85251
Date of event which requires filing of this statement: 08/04/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002084913

## Reporting persons
- JC Associates, Inc: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); sole voting power 3,117,340; shared voting power 0; sole dispositive power 3,117,340; shared dispositive power 0; aggregate amount beneficially owned 3,117,340 (34% of the class)

## Item 1. Issuer
Name of issuer: CISO Global, Inc.
Address of issuer's principal executive offices: 6900 E. Camelback Road, Ste 900, Scottsdale, AZ 85251

## Item 2. Person Filing
Name of person filing: JC Associates, Inc.
Address of principal business office or, if none, residence: 8111 Preston Road, Ste 420 Dallas, TX 75225
Citizenship: TX - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,117,340
Percent of class: 34%
Sole power to vote or to direct the vote: 3,117,340
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,117,340
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- JC Associates, Inc: /s/ James F. Crank, James F. Crank / President (09/09/2025)